0 82-05217

KUMBA RESOURCES LIMITED

NEWS RELEASE

FOR IMMEDIATE RELEASE

2 August 2006

KUMBA RESOURCES REVIEWED GROUP FINANCIAL RESULTS AND PHYSICAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2006

- Revenue increases by 32%
- Net operating profit up 65%, before impairment charge of R784 million
- Headline earnings per share 61% higher at 508 cents per share
- Interim dividend of 180 cents per share
- Net debt to equity ratio of 18%
- Creation of South Africa's flagship empowerment company and separately listed iron ore company scheduled for fourth quarter

Diversified South African-based metals and mining company Kumba Resources Limited (Kumba) today reported revenue of R6,9 billion and net operating profit, excluding the effect of an impairment charge, of R2,5 billion for the six month period ended 30 June 2006. This resulted in an improved operating margin for the period of 36% against 29% for the comparative period in 2005.

An impairment of R784 million before tax of the mineral sands assets of Ticor SA located at Empangeni, KwaZulu-Natal negatively affected net operating profit with R1,7 billion recorded for the period.

"The results for the six months reflect good operational performance despite disruptions due to heavy rainfall in the first quarter. A recovery in the zinc metal price, and a further 19% iron ore price increase effective from 1 April 2006, following the 71,5% average increase in the comparative period last year, contributed to the good operating results," said Dr Con Fauconnier, Kumba's chief executive.

An average exchange rate of R6,32 to the US dollar was realised compared with R6,20 for the same period in 2005.

EARNINGS

Attributable earnings, after accounting for net financing charges of R150 million and a higher taxation charge of R530 million, increased by 13% to R1,06 billion (348 cents per share) for the six months under review. Headline earnings, which exclude items of a capital nature, were R602 million higher at R1,56 billion or 508 cents per share.

CASH FLOW
Total cash of R2,28 billion retained from operations was used partly to settle lower finance charges of R121 million, higher cash taxes of R895 million, increased dividends of R492 million and capital expenditure of R861 million, of which R585 million was invested in new production capacity. Net cash inflow for the period was R182 million.

Net debt decreased from R1,6 billion at 31 December 2005 to R1,48 billion at 30 June 2006 at a debt to equity ratio of 18%.

SAFETY, HEALTH AND ENVIRONMENT
Regrettably, and despite a significant improvement in the lost-time injury frequency rate (LTIFR) per 200 000 man-hours worked from 0,52 to 0,34, five fatal injuries were suffered in the period under review. Three of the fatalities occurred in a single accident at the Glen Douglas mine.

The group remains committed to achieving a safe working environment without fatalities or serious injures and continues to drive its ongoing safety awareness and preventative programmes. A target LTIFR of less than 0,25 has been set for 2006.

A total of 60% of employees have participated in HIV/Aids counselling and voluntary testing programmes that are in place at all South African operations of the group. A target of 75% of all employees has been set for 2006.

TRANSFORMATION TRANSACTION
Considerable progress has been made on the implementation of the empowerment transaction announced on 13 October 2005. Most of the legal agreements and funding arrangements have been finalised and the company has commenced with the process of obtaining regulatory approval.

It is expected that the transaction will be implemented in the fourth quarter of 2006.

OUTLOOK
Strong demand for the group's portfolio of commodities at favourable price levels, except for titanium feedstock, and a currency at weaker levels, are expected to benefit the results of the group for the next six months.

Iron ore will benefit from the recent price increase for the full ensuing six months while the continued strong demand for coal at higher prices, and the significant recovery in the zinc metal price, should have a positive impact on the operating results for these commodities. A surplus in the supply of high-grade titanium feedstock and the repairs and modifications to Furnace 1 at Ticor SA will negatively affect the results of the mineral sands operations while sales of zircon, which remain in short supply, and stable off-take of pigment from Ticor Australia, will make a positive contribution.

INTERIM DIVIDEND
The directors have declared an interim dividend (number 8) of 180 cents per share in respect of the 2006 interim period. The dividend has been declared in South African currency and is payable to shareholders recorded in the books of the company at close of business on 8 September 2006.

Ends

- **View or download the full results announcement on www.kumbaresources.com**

- **See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities**

Note:
Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Enquiries:

Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

ADDENDUM 1:
OPERATIONAL HIGHLIGHTS

Iron Ore

- Production of 15,3Mt was marginally lower as a result of inclement weather conditions in the first quarter of the year.
- The export channel capacity expansions together with good rail and port operational performance and a lower domestic iron ore off-take, resulted in export sales increasing by 604kt.
- Revenue increased by 38% to R3,85 billion and net operating profit by 80% to R1,93 billion with the operating margin improving to 50%. This was due to stronger iron ore prices, higher export sales volumes and a weaker local currency, despite higher labour charges, petroleum prices and scheduled maintenance costs.
- An average international iron ore price increase of 19% became effective from 1 April 2006 and will apply until 31 March 2007.

Coal

- Production of power station (thermal) coal was 219kt higher due to increased final product yield at Grootegeluk mine and the commissioning of the jig plant at Leeuwpan, despite the heavy rainfall experienced in the first quarter of the year.

- Strong demand from Eskom for power station coal continued. Other domestic sales were also marginally higher while export volumes were lower as a result of the reduced availability of trains.
- Revenue increased by 14% to R1,18 billion due to the higher domestic sales volumes at improved prices. Net operating profit increased by 14% to R308 million with an operating margin of 26%, after accounting for higher depreciation charges and the cost of petroleum products.

Mineral Sands
Ticor SA

- Furnace 1 was shut in June 2006 to effect similar modifications and improvements that were successfully made to Furnace 2.
- Production of chloride slag and low manganese pig iron (LMPI) increased in line with the ongoing ramp-up of the furnaces. Revenue, however, remained at the level recorded for the corresponding period in 2005 as stronger zircon prices were offset by delayed sales of chloride slag and LMPI, and a softening in LMPI prices.
- The combined impact of a stronger currency outlook over the life of the assets, a higher discount rate resulting from an increase in interest rates, and a projected surplus of high-grade titanium feedstock on world markets, has necessitated a review of the carrying value of the local mineral sands operations. As a result, a pre-tax reduction of R784 million in the carrying value of the assets has been accounted for at 30 June 2006, with a net operating loss of R798 million reported for the period.

Ticor Australia

- Margin improvement initiatives led to an increase in pigment and minerals production.
- Revenue decreased marginally as a result of a modest decline in pigment prices and a delay in synthetic rutile shipments. Net operating profit, in turn, declined by 19% as the hedging programme at favourable exchange rates matured in 2005 while substantial increases had to be absorbed in the prices of primarily energy related consumables and labour.
- Ticor successfully concluded an agreement with its joint venture partner, Tronox Inc, to transfer its mineral sands tenements at Dongara in Western Australia into the Tiwest joint venture.

Base Metals

- Zinc concentrate production was 9kt lower as a result of accelerated exploration development whilst heavy rainfall in southern Namibia also negatively affected transport from Rosh Pinah mine. Lower quality zinc concentrates treated in the production of zinc metal resulted in plant instability at the Zincor refinery, reducing production volumes by 5kt.
- Revenue increased by 96% to R948 million and net operating profit by R203 million to R215 million with an operating margin of 23%. This was due to an increase of 114% in the average realised zinc price of US$2 767 per tonne for the period.
- Kumba's equity accounted income from its investment in the Chifeng refinery in China increased by R17 million to R24 million in line with production and sales growth, and the stronger zinc metal price.

Industrial Minerals

- Net operating profit declined by 15% on lower ferrosilicon demand from the ferrochrome industry. Sales of metallurgical dolomite were in line with the comparative period.

ADDENDUM 2:
GROWTH OPPORTUNITIES

Iron Ore

Construction of the Sishen expansion project (SEP) is progressing according to plan. Production is scheduled to commence in 2007 and will ramp-up to full production of 10Mtpa by the beginning of 2009, in line with the export channel capacity expansions agreed with Transnet.

The feasibility study to increase production from SEP by an additional 3Mtpa has been completed and will be presented to the Board for approval in August 2006. Production is planned to commence in 2009 in line with the 35Mtpa iron ore rail allocation to be available to Kumba by 2009 in terms of the Sishen-Saldanha export channel expansion agreement concluded with Transnet.

The development of the Sishen South project, adding additional production capacity of 9Mtpa to Kumba's Northern Cape iron ore operations, is dependent on the further synchronised expansion of the export channel capacity.

The feasibility study for a 2,5 to 3Mtpa iron ore project at Thabazimbi, which could extend the life of the mine by some 20 years, is planned to be completed during the third quarter of 2006.

Following notification from the Senegalese government development company, Miferso, that it disputes Kumba's rights to the development of the Faleme iron ore deposit in the south-eastern corner of Senegal, with associated infrastructure, Kumba is endeavouring to resolve the dispute amicably. Should this not be successful, legal action available to Kumba will be pursued to preserve its contractual rights.

Coal

Full ramp-up of the Leeuwpan jig plant, at a capital cost of R97 million, was achieved in the second quarter of 2006. The plant increases the annual supply to Eskom by approximately 1Mt of power station coal with potential for a further increase of 400ktpa.

Commissioning of the R323 million coal beneficiation module (GG6) at Grootegeluk mine is planned for the second half of 2006. The plant will treat and beneficiate coal previously sent untreated to the adjacent Matimba power station and will supply 530ktpa to the coking plants being refurbished by Mittal Steel at its Newcastle facility.

Construction of the 1Mtpa export-focused Inyanda mine near Witbank, a 50:50 joint venture between Kumba and Eyesizwe Coal to produce high quality thermal coal, will be aligned with the Richards Bay Coal Terminal (RBCT) Phase V expansion schedule and finalisation of the environmental impact assessment and lease agreement with the National Ports Authority.

The Phase V expansion in which Kumba is a 12,5% shareholder, will provide Kumba Coal with a 2,5Mtpa export allocation which will be filled by production from the new Inyanda coal mine as well as from expanded output at Kumba's Leeuwpan and Grootegeluk mines.

Kumba board approval has been obtained for producing char for the ferroalloy industry from the Grootegeluk mine. Construction is envisaged to commence in August 2006. Production from the char plant will start at 80ktpa and is expected to ramp up to 160ktpa by 2008. The revised capital estimate for the project is R234 million.

A feasibility study to investigate the viability of constructing a market coke plant is expected to be completed by the end of 2006. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.

A technical feasibility study to potentially supply 7,3Mtpa of power station coal to a new 2100MW power station, adjacent to the Matimba power station, was completed in June 2006. Commercial agreements are being negotiated and if approved by Kumba and Eskom, construction could commence in 2008 with production from 2010.

Kumba and Anglo Coal Australia concluded a joint venture agreement to undertake a feasibility study on the high-grade coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia. Exploration of the potential resources is currently being conducted and a pre-feasibility study for an initial phase underground mine is expected to be completed by year-end.

Mineral Sands

The Kumba board has approved the construction of the Fairbreeze mine, south of Ticor SA's existing Hillendale mine in KwaZulu-Natal, subject to the obtaining of a new mining right for the Fairbreeze C Extension area and the applicable environmental authorisations. Production is planned to commence in 2008.

Drilling on the Ranobé and Monombo-Marombe exploration areas comprising the Toliara Sands project in south-western Madagascar is indicating resources capable of supplying long-term ilmenite feedstock to the Ticor SA furnaces. It is envisaged that the feasibility study will be completed in 2007 after which a development decision will be made.

Ticor Australia acquired the Dongara project in March 2003 as part of its takeover of Magnetic Minerals. Located 90 km south of Geraldton in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwest's mineral separation plant and synthetic rutile facility. A bankable feasibility study is being conducted and if viable, production is expected to start at the end of 2009.

Base Metals

Following the recent expansion of the Chifeng zinc refinery located in Chifeng, Inner Mongolia, People's Republic of China, to a capacity of 50ktpa, smelter capacity will be further increased to 110ktpa. Kumba will participate in the expansion by swapping a portion of its existing shareholding into the new expansion. Kumba will retain a significant interest in the expanded operation.

Allostream™

An exclusive co-operation agreement has been concluded with Samancor Limited to establish AlloyStream™ in the ferromanganese sector. The parties are undertaking a feasibility study for the construction of a 200ktpa high carbon ferromanganese project with the first phase of the project, if viable, expected to come on stream in 2009.

Ends

KMB: Kumba - Reviewed Group Financial Results f...

Kumba - Reviewed Group Financial Results for the Six Months Ended 30 June 2006
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba or the company)
Kumba Resources
Reviewed Group Financial Results and physical information for the six months ended 30 June 2006

* Revenue increases by 32%
* Net operating profit up 65%, before impairment charge of R784 million
* Headline earnings per share 61% higher at 508 cents per share
* Interim dividend of 180 cents per share
* Net debt to equity ratio of 18%
* Creation of South Africas flagship empowerment company and separately listed iron ore company scheduled for fourth quarter

Group income statement

	6-months ended 30 June 2006 Reviewed Rm	6-months ended 30 June 2005 Restated Reviewed Rm	12-months ended 31 Dec 2005 Restated Audited Rm
Revenue	6 901	5 247	11 881
Operating expenses	(5 168)	(3 719)	(6 961)
Net operating profit	1 733	1 528	4 920
Net financing costs	(150)	(171)	(282)
Share of income from equity accounted investments	24	2	7
Profit before taxation (note 2)	1 607	1 359	4 645
Taxation	(530)	(378)	(1 407)
Profit for the period	1 077	981	3 238
Attributable to:			
Equity holders of the parent	1 067	948	3 177
Minority interest	10	33	61
	1 077	981	3 238
Ordinary shares (million)			
- in issue	309	304	306
- weighted average number of shares	307	303	304
- diluted weighted average number of shares	315	309	311
Attributable earnings per share (cents)			
- basic as previously reported	348	315	1 049
- basic restated		313	1 045
- diluted as previously reported	339	309	1 026
- diluted restated		307	1 022
Dividend paid per share (cents) in respect of the previous financial year	160	90	90
Dividend paid per share (cents) in respect of the interim period			160
Dividend declared per share (cents) in respect of the interim period	180	160	
Final dividend paid per share (cents) in respect of the financial year			160
Special dividend paid per share in respect of the interim period (cents)			220
Reconciliation of headline earnings			
Profit for the period attributable to the equity holders of the parent	1 067	948	3 177
Adjusted for:			
- Impairment charges (note 3)	784	7	28
- Excess of minority interest over cost of acquisition	(36)		(95)
- Net (surplus)/deficit on disposal or scrapping of property, plant and equipment	(19)	2	2
- Net (surplus) on disposal of investment	(21)		(1 179)
- Closure cost		2	
- Minority interest on adjustments			(1)
- Taxation effect of adjustments	(216)	(2)	428
Headline earnings	1 559	957	2 360
Headline earnings per share (cents)			
- basic as previously reported	508	318	781
- basic restated		316	776
- diluted as previously reported	495	312	763
- diluted restated		310	759

Group balance sheet

	As at 30 June 2006	As at 30 June 2005	As at 31 Dec 2005

	Reviewed Rm	Restated Reviewed Rm	Restated Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	8 164	8 303	8 469
Biological assets	29	30	28
Intangible assets	67	91	61
Investments in unlisted associates (note 4)	141	95	95
Deferred taxation	636	412	339
Financial assets (note 4)	478	367	392
	9 515	9 298	9 384
Current assets			
Inventories	1 774	1 414	1 481
Trade and other receivables	2 562	1 667	2 066
Cash and cash equivalents	1 335	2 003	1 483
	5 671	5 084	5 030
Non-current assets classified as held for sale	12		11
Total assets	15 198	14 382	14 425
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders equity	8 329	6 308	7 319
Minority interest	18	1 301	9
Total shareholders equity	8 347	7 609	7 328
Non-current liabilities			
Interest-bearing borrowings	1 654	2 767	2 210
Non-current provisions	773	690	727
Deferred taxation	1 114	1 172	984
	3 541	4 629	3 921
Current liabilities			
Trade and other payables	1 524	1 129	1 468
Interest-bearing borrowings	1 162	741	911
Taxation	603	256	773
Current provisions	21	18	24
	3 310	2 144	3 176
Total equity and liabilities	15 198	14 382	14 425
Net debt	1 481	1 504	1 638
Net asset value per share (cents)	2 695	2 074	2 392
Capital expenditure			
- incurred	861	299	1 044
- contracted	1 337	1 359	1 635
- authorised but not contracted	2 603	2 558	2 182
Contingent liabilities	100	40	82
Operating lease commitments	165	167	163
Operating sublease rentals receivable	1		1

Group cash flow

	6-months ended 30 June 2006 Reviewed Rm	6-months ended 30 June 2005 Restated Reviewed Rm	12-months ended 31 Dec 2005 Restated Audited Rm
Cash retained from operations	2 282	1 460	3 864
- net financing costs	(121)	(125)	(189)
- taxation paid	(895)	(279)	(821)
- dividends paid in respect of the previous financial year	(492)	(284)	(284)
- dividends paid in respect of the current financial period			(1 163)
Cash used in investing activities			
- capital expenditure	(861)	(299)	(1 044)
- proceeds from disposal of property, plant and equipment	150	8	23
- increase in investment in subsidiaries - buy out of Ticor Ltd minorities			(1 174)
- proceeds from disposal of investment	23		1 179
- other	96	244	68
Net cash inflow	182	725	459
Net cash flow from financing activities			
- cash flows from issue of shares	105	54	128
- borrowings (redeemed)	(435)	(73)	(401)
Net (decrease)/increase in cash and cash equivalents	(148)	706	186
Adjusted opening balance	1 483	1 297	1 297
Increase in cash and cash equivalents due to proportionate consolidation of joint ventures		39	39
Cash and cash equivalents beginning of period as previously disclosed		1 258	1 258
Cash and cash equivalents end of period	1 335	2 003	1 483

Group statement of changes in equity

Non-distributable reserves

	Share capital	Share premium	Shares held by Share Trust	Attri-butable reserves of equity acc invest-ments	Foreign currency transla-tions	Financial Instruments-revaluation
	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 31 December 2004	3	2 809		20	(141)	48
Adjustments to opening balances						
- recognition of finance leases in terms of IFRIC 4						
- transfer of attributable reserve of equity accounted investments				(20)		
- negative goodwill adjustment						
- decommissioning asset restated						
Restated opening balance	3	2 809			(141)	48
Net gains/(losses) not recognised in income statement					257	(30)
Currency translation differences					257	8
Minority share of reserve movements						
Share-based payments movement						
Financial instruments fair value movements recognised in equity						
- recognised in current year income						
- recognised in equity						
Net profit						
Dividends paid						
Issue of share capital(1)		54				
Movement in shares issued to Management Share Trust						
Balance at 30 June 2005	3	2 863			116	
Net gains/(losses) not recognised in income statement					(145)	
Currency translation differences					(104)	
Minority share of reserve movements						
Share-based payments						

movement			
Financial instruments fair value movements recognised in equity			
- recognised in current year income			
- recognised in equity			
- fair value adjustment			
Deferred taxation			(41)
Net profit			
Dividends paid			
Issue of share capital(1)		78	
Movement in shares issued to Management Share Trust		(4)	
Minority share-buy out			
Balance at 31 December 2005	3	2 937	(29)
Net gains/(losses) not recognised in income statement			313
Currency translation differences			313
Share-based payments movement			
Financial instruments fair value movements recognised in equity			
- recognised in current year income			
- recognised in equity			
- fair value adjustment			
Net profit			
Dividends paid			
Issue of share capital(1)		105	
Balance at 30 June 2006	3	3 042	284

Group statement of changes in equity (continued)

Non-distributable reserves

	Equity settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to equity holders of the parent Rm	Minority interest Rm	Total equity Rm
Balance at 31 December 2004	34		2 516	5 289	1 197	6 486
Adjustments to opening balances						
- recognition of finance leases in terms of IFRIC 4			(45)	(45)		(45)
- transfer of attributable reserve of equity accounted investments			20			
- negative goodwill adjustment			53	53		53
- decommissioning asset restated			18	18	(11)	7

Restated opening balance	34	2 562	5 315	1 186	6 501
Net gains/(losses) not recognised in income statement	15	6	248	93	341
Currency translation differences		6	271	187	458
Minority share of reserve movements				(94)	(94)
Share-based payments movement	15		15		15
Financial instruments fair value movements recognised in equity					
- recognised in current year					

02/08/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Reviewed Group Financial Result.../02

income			(29)		(29)
- recognised in equity			(9)		(9)
Net profit		948	948	33	981
Dividends paid		(273)	(273)	(11)	(284)
Issue of share capital(1)			54		54
Movement in shares issued to Management Share Trust			16		16
Balance at 30 June 2005		3 243	6 308	1 301	7 609
Net gains/(losses) not recognised in income statement	23	10	(135)	(130)	(265)
Currency translation differences		10	(99)	(127)	(226)
Minority share of reserve movements				(3)	(3)
Share-based payments movement	23		23		23
Financial instruments fair value movements recognised in equity					
- recognised in current year income			21		21
- recognised in equity			(86)		(86)
- fair value adjustment			2		2
Deferred taxation			4		4
Net profit		2 229	2 229	28	2 257
Dividends paid		(1 157)	(1 157)	(6)	(1 163)
Issue of share capital(1)			78	10	88
Movement in shares issued to Management Share Trust			(4)		(4)
Minority share-buy out				(1 194)	(1 194)
Balance at 31 December 2005	88	4 325	7 319	9	7 328
Net gains/(losses) not recognised in income statement	(2)		329		329
Currency translation differences			313		313
Share-based payments movement	(2)		(2)		(2)
Financial instruments fair value movements recognised in equity					
- recognised in current year income			8		8
- recognised in equity			9		9
- fair value adjustment			1		1
Net profit		1 067	1 067	10	1 077
Dividends paid		(491)	(491)	(1)	(492)
Issue of share capital(1)			105		105
Balance at 30 June 2006	86	4 901	8 329	18	8 347

(1) Issued to the Management Share Option Scheme due to options exercised.
(2) Dividends declared after this interim period comprise of an interim dividend of 180 cents per share. STC at 12,5% (R62 million) will be payable on the

dividend.

Notes to the reviewed financial statements

1. Basis of preparation

The interim financial results are prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting and should be read in conjunction with the 2005 financial statements. The group financial results have been prepared on the historical cost basis excluding financial instruments and biological assets which are fair valued, and conform to South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2005, except for the changes noted in note 5. Where applicable prior years figures have been adjusted.

	6-months ended 30 June 2006 Reviewed Rm	6-months ended 30 June 2005 Restated Reviewed Rm	12-months ended 31 Dec 2005 Restated Audited Rm
2. Profit before taxation is arrived at after			
Depreciation and amortisation of intangible assets	(423)	(369)	(826)
Financing costs	(200)	(304)	(432)
Interest received	50	133	150
Net realised foreign exchange gains/(losses) on:			
- currency exchange differences	159	169	225
- revaluation of derivative instruments	(144)	(60)	(64)
Net unrealised foreign exchange gains/(losses) on:			
- currency exchange differences	(107)	(26)	(76)
- revaluation of derivative instruments	8	66	83
Fair value adjustment on financial assets	36	54	43
Fair value adjustment on financial liabilities		(1)	5
Impairment charges (note 3)	(784)	(7)	(28)
Excess of minority interest over cost of acquisition	36		95
Net surplus on disposal of investments	21		1 179
Net surplus/(deficit) on disposal of property, plant and equipment	19	(2)	(2)
3. Impairment charges			
Impairment of property, plant and equipment	(784)	(1)	(3)
Reversal of impairment of other fixed assets			2
Impairment of intangible assets			(20)
Impairment of investments		(7)	(7)
	(784)	(7)	(28)
Taxation effect	227		
	(557)	(7)	(28)
4. Investments			
Unlisted investments in associates			
- directors valuation	169	172	130
Listed investments included in financial assets			
- market value	78	48	60
Unlisted investments included in financial assets			
- directors valuation	35	41	35
5. Accounting for arrangements that contain a lease			
In terms of IFRIC 4 (Determining whether an arrangement contains a lease) and IAS 17 (Leases), arrangements that convey the right to use an asset, are evaluated for recognition, classification as a finance - or operating lease, and measured, and accounted for accordingly. The result is the recognition of a number of finance leases where Kumba is either the lessee or the lessor.			
Income statement impact			
(Decrease) in revenue	(50)	(39)	(81)
Decrease in depreciation	45	35	72
Decrease in operating expenses	26	21	42
(Increase) in financing cost	(28)	(26)	(51)
Decrease in taxation	2	3	5
(Decrease) in profit for the period	(5)	(6)	(13)
Balance sheet impact			
(Decrease) in property, plant and equipment	(351)	(349)	(357)

(Decrease) in deferred tax asset	(1)		
(Decrease) in retained earnings	(63)	(51)	(58)
Increase in non-current interest-bearing borrowings -			
Finance lease liability	250	243	247
(Decrease) in other long-term payables:			
Mittal Steel (South Africa) captive mines	(588)	(596)	(604)
(Decrease) in deferred tax liabilities	(24)	(20)	(22)
Increase in trade and other payables	75	76	80

The impact of the change on the 31 December 2004 financial statements is a decrease in property, plant and equipment of R349 million, an increase in deferred tax assets of R18 million, a decrease in retained earnings of R45 million, an increase in finance lease liabilities of R212 million, a decrease in other long-term payables of R607 million and an increase in trade and other payables of R109 million.

6. Related party transactions

During the period the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

7. JSE Limited requirements

The interim announcement has been prepared in accordance with the listings requirements of the JSE Limited.

8. Corporate governance

The group complies with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

9. Auditors review

The interim results have been reviewed by the companys auditors, Deloitte & Touche. Their unmodified review opinion is available for inspection at the companys registered office.

UNAUDITED PHYSICAL INFORMATION (000 TONNES)

	6-months ended 30 June 2006	6-months ended 30 June 2005	12-months ended 31 Dec 2005
Iron ore			
Production	15 330	15 511	30 987
Sales			
- Export	11 207	10 603	22 113
- Domestic	3 835	4 813	9 172
Total	15 042	15 416	31 285
Coal			
Production			
- Power station	7 550	7 331	14 573
- Coking	1 109	1 174	2 273
- Other	1 476	1 441	2 993
Total	10 135	9 946	19 839
Sales			
- Eskom	7 457	7 436	14 703
- Other domestic	2 068	2 010	4 174
- Export	555	609	1 109
Total	10 080	10 055	19 986
Mineral sands - Ticor SA			
Production			
- Ilmenite	160	153	356
- Zircon	26	24	47
- Rutile	12	12	23
- Pig iron	41	37	89
- Scrap pig iron	5	5	8
- Chloride slag	72	56	134
- Sulphate slag	18	12	30
Sales			
- Ilmenite	30	30	60
- Zircon	23	26	47
- Rutile	9	9	18
- Pig iron	29	29	79
- Scrap pig iron	5	6	11
- Chloride slag	64	65	150
- Sulphate slag	10	20	41
Mineral sands - Ticor Pty Limited (1)			
Production			
- Ilmenite	116	105	220
- Zircon	18	17	35
- Rutile	9	8	16
- Synthetic rutile	54	55	111
- Leucoxene	7	5	12
- Pigment	27	26	53
Sales			
- Ilmenite		10	13
- Zircon	16	17	36
- Rutile	8	8	18
- Synthetic rutile	19	27	59
- Leucoxene	4	4	14
Base metals			
Production			
- Zinc concentrate	55	64	126

- Zinc metal	56	60	117
- Zincor	48	53	102
- Chifeng (2)	8	7	15
- Lead concentrate	13	13	25
Zinc metal sales			
- Domestic	45	46	92
- Export	15	14	27
Total	60	60	119
Lead concentrate sales			
- Export	12	11	35

(1) The production and sales tonnes reflect Ticors 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.
(2) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

OPERATING RESULTS

Comments are for comparative purposes based on an analysis of the groups reviewed financial results and physical information for the six-month periods ended 30 June 2006 and 2005 respectively.

The results for the six-month period to 30 June 2006 reflect good operational performance despite disruptions due to heavy rainfall in the first quarter. A recovery in the zinc metal price and a further 19% iron ore price increase effective from 1 April 2006 following the 71,5% average increase in the comparative period last year contributed to the good operating results. An impairment of R784 million before tax of the mineral sands assets of Ticor SA located at Empangeni, KwaZulu-Natal, however, negatively affected net operating profit for the period.

Revenue increased by R1 654 million to R6 901 million and net operating profit, excluding the impairment, by R989 million to R2 517 million, resulting in an improved operating margin of 36% against 29% for the comparative period in 2005.

02/08/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Reviewed Group Financial Result.../03

An average exchange rate of R6,32 to the US dollar was realised compared with R6,20 for the same period in 2005.

EARNINGS

Attributable earnings, after accounting for net financing charges of R150 million and a higher taxation charge of R530 million, increased by 13% to R1 067 million (348 cents per share) for the six months under review. Headline earnings, which exclude items of a capital nature, were R602 million higher at R1 559 million or 508 cents per share.

CASH FLOW

Total cash of R2 282 million retained from operations was used partly to settle lower finance charges of R121 million, higher cash taxes of R895 million, increased dividends of R492 million and capital expenditure of R861 million, of which R585 million was invested in new production capacity. Net cash inflow for the period was R182 million.

Net debt decreased from R1 638 million at 31 December 2005 to R1 481 million at 30 June 2006 at a debt to equity ratio of 18%.

SAFETY, HEALTH AND ENVIRONMENT

Regrettably, and despite a significant improvement in the lost-time injury frequency rate (LTIFR) per two hundred thousand man-hours worked from 0,52 to 0,34, five fatal injuries were suffered in the period under review. Three of the fatalities occurred in a single accident at the Glen Douglas mine.

The group remains committed to achieving a safe working environment without fatalities or serious injuries and continues to drive its ongoing safety awareness and preventative programmes. A target LTIFR of less than 0,25 has been set for 2006.

60% of all employees have participated in programmes for HIV/Aids counselling and voluntary testing that are in place at all South African operations of the group. A target of 75% of all employees has been set for 2006.

All business units have retained their international environment and safety certifications (ISO 14001 and OHSAS 18001).

SEGMENT RESULTS AND COMPARATIVE EARNINGS

	6-months ended 30 June 2006 Reviewed Rm	6-months ended 30 June* 2005 Reviewed Rm	12-months ended 31 Dec* 2005 Audited Rm
REVENUE			
Iron Ore	3 846	2 787	6 572
Coal	1 177	1 037	2 188
Mineral Sands	875	882	1 927
Ticor SA	378	373	839
Ticor Australia	497	509	1 088
Base Metals	948	484	1 070
Industrial Minerals	51	51	107
Other	4	6	17
Total	6 901	5 247	11 881
NET OPERATING PROFIT			
Iron Ore	1 934	1 075	2 767
Coal	308	270	554
Mineral Sands	(666)	165	259
Ticor SA	**(798)	2	(47)
Ticor Australia	132	163	306
Base Metals	215	12	70
Industrial Minerals	11	13	26
Other	(69)	(7)	1 244
Total	1 733	1 528	4 920

* Restated as set out in note 5 to the group interim financial results to account for leases based on the right to use an asset.

** Includes a pre-tax impairment charge of R784 million.

OPERATIONS

Iron Ore

Production of 15,3Mt was marginally lower as a result of inclement weather conditions in the first quarter of the year. The export channel capacity expansions together with good rail and port operational performance and a lower domestic iron ore offtake, resulted in increased export sales of 604kt.

Revenue increased by 38% to R3 846 million and net operating profit by 80% to R1 934 million with the operating margin improving to 50%. This was due to stronger iron ore prices, higher export sales volumes and a weaker local currency, despite higher labour charges, petroleum prices and scheduled maintenance costs. An average international iron ore price increase of 19% became effective from 1 April 2006 and will apply until 31 March 2007.

Coal

Production of power station (thermal) coal was 219kt higher due to increased final product yield at Grootegeluk mine and the commissioning of the jig plant at Leeuwpan, despite the heavy rainfall experienced in the first quarter of the year.

Strong demand from Eskom for coal continued. Other domestic sales were also marginally higher while export volumes were lower as a result of the reduced availability of trains.

Revenue increased by 14% to R1 177 million due to the higher domestic sales volumes at improved prices. Net operating profit increased by 14% to R308 million with an operating margin of 26%, after accounting for higher depreciation charges and the cost of petroleum products.

Mineral Sands

Ticor SA
As announced in the groups 2005 annual financial results, Furnace 1 was shut in June 2006 to effect similar modifications and improvements that were successfully made to Furnace 2.
Production of chloride slag and low manganese pig iron (LMPI) increased in line with the ongoing ramp-up of the furnaces. Revenue, however, remained at the level recorded for the corresponding period in 2005 as stronger zircon prices were offset by delayed sales of chloride slag and LMPI, and a softening in LMPI prices.
The combined impact of a stronger currency outlook over the life of the assets, a higher discount rate resulting from an increase in interest rates, and a projected surplus of high-grade titanium feedstock on world markets, has necessitated a review of the carrying value of the local mineral sands operations. As a result, a pre-tax reduction of R784 million in the carrying value of the assets has been accounted for at 30 June 2006, with a net operating loss of R798 million reported for the period.
Ticor Australia
Business improvement initiatives led to an increase in pigment and minerals production. Revenue, however, decreased marginally as a result of a modest decline in pigment prices and a delay in synthetic rutile shipments. Net operating profit, in turn, declined by 19% as the hedging programme at favourable exchange rates matured in 2005 while substantial increases had to be absorbed in the prices of primarily energy related consumables and labour.
Ticor successfully concluded an agreement with its joint venture partner, Tronox Inc, to transfer its mineral sands tenements at Dongara in Western Australia into the Tiwest joint venture.
Base Metals
Zinc concentrate production was 9kt lower as a result of accelerated exploration development whilst heavy rainfall in southern Namibia also negatively affected transport from Rosh Pinah mine. Lower quality zinc concentrates treated in the production of zinc metal resulted in plant instability at the Zincor refinery, reducing production
volumes by 5kt.
Revenue, however, increased by 96% to R948 million and net operating profit by R203 million to R215 million with an operating margin of 23%. This was due to an increase of 114% in the average realised zinc price of US$2 767 per tonne for the period.
Kumbas equity accounted income from its investment in the Chifeng refinery in China increased by R17 million to R24 million in line with production and sales growth, and the stronger zinc metal price.
Industrial Minerals
Net operating profit declined by 15% on lower ferrosilicon demand from the ferrochrome industry. Sales of metallurgical dolomite were in line with the comparative period.
GROWTH OPPORTUNITIES
Iron Ore
Construction of the Sishen Expansion project (SEP) is progressing according to plan. Production is scheduled to commence in 2007 and will ramp-up to full production of 10Mtpa by the beginning of 2009, in line with the export channel capacity expansions agreed with Transnet.
The feasibility study to increase production from SEP by an additional 3Mtpa has been completed and will be presented to the Board for approval in August 2006. Production is planned to commence in 2009 in line with the 35 Mtpa iron ore rail allocation to be available to Kumba by 2009 in terms of the Sishen-Saldanha export channel expansion agreement concluded with Transnet.
The development of the Sishen South project adding additional production capacity of 9Mtpa to Kumbas Northern Cape iron ore operations is dependent on the further synchronised expansion of the export channel capacity.
The feasibility study for a 2,5 to 3Mtpa iron ore project at Thabazimbi, which could extend the life of the mine by some 20 years, is planned to be completed during the third quarter of 2006.
Following notification from the Senegalese government development company, Miferso, that it disputes Kumbas rights to the development of the Faleme iron ore deposit in the south-eastern corner of Senegal, with associated infrastructure, Kumba is endeavouring to resolve the dispute amicably. Should this not be successful, legal action available to Kumba will be pursued to preserve its contractual rights.
Coal
Full ramp-up of the Leeuwpan jig plant, at a capital cost of R97 million, was achieved in the second quarter of 2006. The plant increases the annual supply to Eskom by approximately 1Mt of power station coal with potential for a further increase of 400ktpa.
Commissioning of the R323 million new coal beneficiation module (GG6) at Grootegeluk mine is planned for the second half of 2006. The plant will treat and beneficiate coal previously sent untreated to the adjacent Matimba power station and will supply 530ktpa to the coking plants being refurbished by Mittal Steel at its Newcastle facility.
Construction of the 1Mtpa export-focused Inyanda mine near Witbank, which is a 50:50 joint venture between Kumba and Eyesizwe Coal to produce high quality thermal coal, will be aligned with the Richards Bay Coal Terminal (RBCT) Phase V expansion schedule and finalisation of the environmental impact assessment and lease agreement with the National Ports Authority.
The Phase V expansion in which Kumba is a 12,5% shareholder, will provide Kumba Coal with a 2,5Mtpa export allocation which will be filled by production from the new Inyanda coal mine as well as from expanded output at Kumbas Leeuwpan and Grootegeluk mines.

Kumba board approval has been obtained for producing char for the ferroalloy industry from the Grootegeluk mine. Construction is envisaged to commence in August 2006. Production from the char plant will start at 80ktpa and is expected to ramp up to 160ktpa by 2008. The revised capital estimate for the project is R234 million.
A feasibility study to investigate the viability of constructing a market coke plant is expected to be completed by the end of 2006. If viable, the plant will produce high quality market coke from semi soft coking coal produced at Grootegeluk mine.
A technical feasibility study to potentially supply 7,3Mtpa of power station coal to a new 2100MW power station, adjacent to the Matimba power station, was completed in June 2006. Commercial agreements are being negotiated and if approved by Kumba and Eskom, construction could commence in 2008 with production from 2010.
Kumba and Anglo Coal Australia concluded a joint venture agreement to undertake a feasibility study on the high-grade coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia. Exploration of the potential resources is currently being conducted and a pre-feasibility study for an initial phase underground mine is expected to be completed by year-end.
Mineral Sands
The Kumba board has approved the construction of the Fairbreeze mine, south of Ticor SAs existing Hillendale mine in KwaZulu-Natal, subject to the obtaining of a new mining right for the Fairbreeze C Extension area and the applicable environmental authorisations. Production is planned to commence in 2008.
Drilling on the Ranobe and Monombo-Marombe exploration areas comprising the Toliara Sands project in south-western Madagascar is indicating resources capable of supplying long-term ilmenite feedstock to the Ticor SA furnaces. It is envisaged that the feasibility study will be completed in 2007 after which a development decision will be made.
Ticor Australia acquired the Dongara project in March 2003 as part of its takeover of Magnetic Minerals. Located 90 km south of Geraldton in Western Australia, the 20Mt reserve containing 10% heavy minerals will provide supplementary feedstock for Tiwests mineral separation plant and synthetic rutile facility. A bankable feasibility study is being conducted and if viable, production is expected to start at the end of 2009.
Base Metals
Following the recent expansion of the Chifeng zinc refinery located in Chifeng, Inner Mongolia, Peoples Republic of China to a capacity of 50ktpa, smelter capacity will be further increased to 110ktpa. Kumba will participate in the expansion by swapping a portion of its existing shareholding into the new expansion. Kumba will retain a significant interest in the expanded operation.
AlloyStreamTM
An exclusive co-operation agreement has been concluded with Samancor Limited to establish AlloyStreamTM in the ferromanganese sector. The parties are undertaking a feasibility study for the construction of a 200ktpa high carbon ferromanganese project with the first phase of the project, if viable, expected to come on stream in 2009.
TRANSFORMATION TRANSACTION
Considerable progress has been made on the implementation of the empowerment transaction announced on 13 October 2005. Most of the legal agreements and

02/08/2006 Source: JSE NEWS SERVICE

KMB: Kumba - Reviewed Group Financial Result.../04

funding arrangements have been finalised and the company has commenced with the process of obtaining regulatory approvals.
It is expected that the transaction will be implemented in the fourth quarter of 2006.

OUTLOOK

Strong demand for the groups portfolio of commodities at favourable price levels, except for titanium feedstock, and a currency at weaker levels, are expected to benefit the results of the group for the next six months.
Iron ore will benefit from the recent price increase for the full ensuing six months while the continued strong demand for coal at higher prices, and the significant recovery in the zinc metal price, should have a positive impact on the operating results for these commodities. A surplus in the supply of high-grade titanium feedstock and the repairs and modifications to furnace 1 at Ticor SA will negatively affect the results of the mineral sands operations while sales of zircon, which remain in short supply, and stable offtake of pigment from Ticor Australia, will make a positive contribution.

INTERIM DIVIDEND

The directors have declared an interim dividend (number 8) of 180 cents per share in respect of the 2006 interim period. The dividend has been declared in South African currency and is payable to shareholders recorded in the books of the company at close of business on 8 September 2006.
In compliance with the electronic settlement system of JSE Limited, the following dates are applicable:

Last date to trade cum dividend	Friday, 1 September 2006
Shares trade ex dividend	Monday, 4 September 2006
Record date	Friday, 8 September 2006
Payment date	Monday, 11 September 2006

Share certificates may not be dematerialised or rematerialised between 4 September 2006 and 8 September 2006, both days inclusive.

On behalf of the Board

AJ Morgan	Dr CJ Fauconnier	DJ van Staden
(Chairman)	(Chief Executive)	(Executive Director, Finance)

1 August 2006

Kumba Resources Limited

Registration number	2000/011076/06
JSE Share code	KMB
ADR CODE	KBREY
ISIN CODE	ZAE 000034310
Registered office	Kumba Resources Limited Roger Dyason Road Pretoria West, 0002
TEL NO	+27 12 307 5000
FAX NO	+27 12 307 4080

Transfer secretaries
Computershare Investor Services 2044 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

Directors
AJ Morgan (Chairman),
Dr CJ Fauconnier (Chief Executive),
PM Baum, BE Davison, JJ Geldenhuys, MJ Kilbride*,
Dr D Konar, CF Meintjes*, WA Nairn, SA Nkosi, CML Savage,
Dr NS Segal, F Titi, DJ van Staden*, PL Zim. *Executive

Company Secretary MS Viljoen
Corporate Affairs and Investor Relations Trevor Arran +27 12 307 3292
Sponsor J.P. Morgan Equities Limited +27 11 507 0300
If you have any queries regarding your shareholding in Kumba Resources, please contact the Transfer Secretaries at +27 11 370 5000
This report is available at the Kumba Resources website at:
http://www.kumbaresources.com
Harnessing the Power of the Earth
Date: 02/08/2006 07:01:17 AM Produced by the JSE SENS Department

02/08/2006 Source: JSE NEWS SERVICE

KUMBA RESOURCES


Iron ore


Coal


Heavy minerals


Base metals


Industrial minerals

Group Interim Results (Reviewed)
PRESENTATION

www.kumbaresources.com

Harnessing the Power of the Earth

six months ended 30 June 2006

KUMBA RESOURCES

Kumba Resources Limited
Reg No 2000/011076/06

Roger Dyason Road   Pretoria West   0183
PO Box 9229   Pretoria 0001   South Africa

Tel +27 12 307 5000
Fax +27 12 307 4760

www.**kumba**resources.com

DISCLAIMER

This presentation includes certain information that is based on management's reasonable expectations and assumptions. These "forward looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future productions, reserves, cost and market conditions. While management has prepared this information using the best of their experience and judgement, in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

KEY FINANCIALS

KUMBA RESOURCES

Revenue	**R6 901m**
Net operating profit	**R1 733m**
Headline earnings	**R1 559m**
Headline earnings (cps)	**508**
Interim dividend (cps)	**180**


Headline EPS (cps)
155
227
82
113
139
106
460
316
508
12M02 12M03 12M04 FY05 FY06
1H 2H

Continued earnings growth

3

NOTES

OPERATIONAL REPORT

KUMBA RESOURCES

- Sustained good operating performance
- Strong iron ore and zinc prices
- Some weakening of the rand
- Positive impact on financial results
- Impairment of carrying value of Ticor SA
- Fatal accidents: 3 incidents in which 5 people died
- Planned maintenance - Furnace 1, Ticor SA

NOTES

EMPOWERMENT TRANSACTION

KUMBA RESOURCES

- **Initially planned listing date not achieved**
- **Technical progress**
  - Agreements
  - Funding
  - Competition commission/tribunal
  - Regulatory approvals
- **Empowerment shareholder issues**
- **Anticipated completion date**

5

NOTES

DELIVERING ON GROWTH

KUMBA RESOURCES

- **Sishen Expansion Project (SEP) - 10Mtpa**
  - Construction 43% complete, on schedule and budget
  - Commissioning mid 2007, full production 2009
- **GG6 expansion - 750ktpa**
  - Construction nearing completion
  - Commissioning targeted 2H06
- **Leeuwpan expansion - 1Mtpa**
  - Jig plant fully ramped up
- **Char project - Grootegeluk (160ktpa)**
  - Approved, construction starting in August

Expansion projects on track

6

NOTES

SAFETY, HEALTH & ENVIRONMENT

KUMBA RESOURCES

Safety

- Regrettably five fatalities incurred in 1H06 with one incident resulting in the loss of three colleagues
- LTIFR improved from 0.57 to 0.34
- Focus on Risk Awareness and Visible Felt Leadership

Fatalities


1
1
2
2
5
1H04
2H04
1H05
2H05
1H06

LTIFR


0.53
0.5
0.57
0.45
0.34
1H04
2H04
1H05
2H05
1H06

Zero tolerance...target <0.25 LTIFR IN 2006

8

NOTES

SAFETY, HEALTH & ENVIRONMENT

Health

- Focus on Noise Reduction Programme reduced compensation rates from 3.44 in 2005 to 0.98 per 1000 employees in 1H06

International Certification

- All business units have retained international environmental and safety certifications
- Banksia award for environmental excellence - Tiwest



Fatalities
1
1
2
2
5
1H04 2H04 1H05 2H05 1H06



LTIFR
0.53
0.5
0.57
0.45
0.34
1H04 2H04 1H05 2H05 1H06

Zero tolerance...target <0.25 LTIFR IN 2006

NOTES

IRON ORE MARKETS

KUMBA RESOURCES

- Global steel production up 7.9% for period - 596Mt
- Steel prices up by 32% y-o-y
- Global iron ore demand remains strong
- China's iron ore imports grew by 18%, projected to exceed 325Mt for 2006
- Tight supply expected to remain until 2008
- Prices at record levels - increase of 19% effective 1 April 2006

Iron ore price (index 2000 = 100)



275
250
225
200
175
150
125
100
75
2000
2002
2004
2006
Fines
Lump

Source: IISI, AME, CRU, Kumba Iron Ore

Strong market fundamentals

10

NOTES

IRON ORE OPERATIONS

KUMBA RESOURCES

- Production 15.3Mt
- Waste tonnage lower
  - Heavy rains in Q1
  - Contract mining
- Sales - 15.0Mt
  - Increased exports - 11.2Mt
  - Domestic - 3.8Mt
- Lower domestic sales
  - Mittal demand
  - Transnet performance


Total production and exports
Mt
16
14
12
10
8
6
4
2
0
1H04
2H04
1H05
2H05
1H06
Export sales
Production

Growth in export iron ore throughput

11

NOTES

SALDANHA EXPORT PERFORMANCE

KUMBA RESOURCES

- Continued growth in tonnage railed to Saldanha port - 12.4Mt
- Increased volumes shipped from Saldanha port - 11.2Mt

Sishen-Saldanha rail performance



Mt
13
12
11
10
9
8
7
6
5
1H04
2H04
1H05
2H05
1H06
Kumba

Continued capacity growth

12

NOTES

COAL MARKETS

- Record sales - 10.1Mt
- Sales to Eskom - 7.5Mt
- Marginally lower demand from Mittal
- Steam coal prices remain high
- Recovery in coke prices in Q2


Thermal coal and coke prices (US$/t)
80
70
60
50
40
30
20
450
350
250
150
50
2002
2003
2004
2005
2006
RBCT thermal coal FOB
Chinese market coke exports

Sources: SA Coal Report, CRU

Strong demand

13

NOTES

COAL OPERATIONS

KUMBA RESOURCES

- Production record - 10.1Mt
- Leeuwpan record - 1.1Mt, jig commissioned
- Difficult mining conditions at Tshikondeni



Production volumes
Mt
12
10
8
6
4
2
0
1H04
2H04
1H05
2H05
1H06
Thermal coal
Coking coal
Other

Stable perfoemance despite inclement weather

14

NOTES

MINERAL SANDS MARKETS

KUMBA RESOURCES

- Pigment price stable
- Zircon price continues to increase due to market deficit
- However, pressure on feedstock prices with new projects under construction

Zircon and pigment prices (US$/t – FOB)



750
700
650
600
550
500
450
400
350
2200
2000
1800
1600
1400
1200
1000
2002
2003
2004
2005
Zircon
Pigment

Source: TZMI

Zircon prices remain strong

15

NOTES

MINERAL SANDS OPERATIONS

KUMBA RESOURCES

Tiwest

- Good production performance in 1H06
- Shut on SR kiln in 2H06 will reduce SR by ~30kt

Ticor South Africa

- Good growth in CP slag for the period
- Furnace 1 shut for improvement and modifications underway



Production (kt)
26
54
48
27
58
48
26
55
56
26
55
78
27
54
72
1H04
2H04
1H05
2H05
1H06
Pigment
Synthetic rutile (SR)
CP slag

Good growth in CP slag production

16

NOTES

ZINC MARKETS

KUMBA RESOURCES

- Zinc price at new record levels
- Strong demand for zinc and decline in LME stocks
- Market deficit expected for 2H06
- Treatment charges remain under pressure due to global concentrate shortage

Zinc metal price


US$/t
3500
3100
2700
2300
1900
1500
1100
700
R/t
25000
22500
20000
17500
15000
12500
10000
7500
5000
2004
2005
2006

Source: LME

Substantial contribution to group results

17

NOTES

BASE METALS OPERATING RESULTS

KUMBA RESOURCES

Zinc concentrate (kt)

- Lower production at Rosh Pinah due to increased exploration development
- Heavy rainfall impacted on logistics

Zinc metal (kt)

- Good performance from Chifeng refinery in China
- Production under pressure at Zincor due to concentrate quality and plant performance



Zinc concentrate
Lead concentrate
14
67
13
57
13
64
12
62
13
55
1H04
2H04
1H05
2H05
1H06



Zincor
Chifeng
6
52
6
52
7
53
8
49
8
48
1H04
2H04
1H05
2H05
1H06

18

NOTES

INDUSTRIAL MINERALS

Ferrosilicon (t)

- Sustained good production performance
- Lower off-take from ferrochrome industry



2794
2859
2943
3122
3087
1H04
2H04
1H05
2H05
1H06

Dolomite production (Mt)

- Output influenced by cyclical demand



0.64
0.79
0.64
0.74
0.66
1H04
2H04
1H05
2H05
1H06

Solid business results

NOTES

FINANCIALS

REVENUE

KUMBA RESOURCES

R million	1H06	1H05	% Change
Iron Ore	**3 846**	2 787	38
Coal	**1 177**	1 037	14
Mineral Sands - Ticor SA	**378**	373	1
- Ticor Australia	**497**	509	(2)
Base Metals	**948**	484	96
Industrial Minerals	**51**	51	-
Other	**4**	6	(33)
Total	**6 901**	5 247	32
R/US$ exchange rate realised	**6.32**	6.20	

Revenue up 32%

21

NOTES

EBIT / MARGIN

KUMBA RESOURCES

	1H06		1H05		% Change
	Rm	(%)	Rm	(%)	(in Rand)
Iron Ore	1 934	50	1 075	39	80
Coal	308	26	270	26	14
Mineral Sands - Ticor SA	(798)				
- Ticor Australia	132	27	163	32	(19)
Base Metals	215	23	12	2	>100
Industrial Minerals	11	22	13	25	(15)
Other	(69)		(7)		
Total EBIT	1 733	25	1 528	29	13
Total EBITDA	2 865	42	1 907	36	50

EBIT of R2 517 before impairment

NOTES

EBIT COMPARISON


R million
1 528
1 452
(97)
(426)
17
50
2 524
(791)
1 733
1H05 EBIT
Volume & price
Exchange rate
Production cost
Distribution cost
KBIP savings realised
"Core" EBIT
Non-recurring items
1H06 EBIT

KUMBA RESOURCES

Strong zinc, iron ore and coal prices

NOTES

EARNINGS

KUMBA RESOURCES

R million	1H06	1H05	% Change
EBIT	1 733	1 528	13
Net financing cost	(150)	(171)	12
Equity income/(loss)	24	2	>100
Taxation	(530)	(378)	(40)
Profit after taxation	1077	981	10
Minority interest	(10)	(33)	
Attributable earnings	1 067	948	13
Attributable earnings per share (cents)	348	313	11
Interim dividend per share (cents)	180	160	

Attributable earnings up 13% after impairment

24

NOTES

HEADLINE EARNINGS

KUMBA RESOURCES

R million	1H06	1H05	% Change
Attributable earnings	**1 067**	948	13
Adjustments:			
Impairment charges	**784**	7	
Net (surplus)/deficit on asset disposals	**(19)**	2	
Net (surplus) on disposal of investment	**(21)**		
Closure cost		2	
Excess over cost of acquisition	**(36)**		
Taxation effect	**(216)**	(2)	
Headline earnings	**1 559**	957	63
Headline earnings per share (cents)	**508**	316	61
Average number of shares in issue (million)	**307**	303	

Headline earnings up 63%

25

NOTES

CASH FLOW

KUMBA RESOURCES

R million	1H06	1H05
Opening net debt	1 638	2 082
Net cash flow from operating activities	2 282	1 460
Financing cost, taxation & dividends	(1508)	(688)
Net cash used in investing activities	(861)	(299)
New capacity	(585)	(135)
Other capital expenditure	(276)	(164)
Asset and investment disposals	173	8
Share issue	105	54
Other movements	(34)	43
Decrease in net debt	157	578
Closing net debt	1 481	1 504

Debt equity ratio 18%

26

NOTES

RATIOS

KUMBA RESOURCES

	1H06	1H05
Operating margins (%)		
EBIT excl. impairment	36	29
EBITDA	42	36
Net financing cost cover (times)		
EBIT	12	9
EBITDA	19	11
Return on equity - attributable income (%)	13	15
Return on capital employed	20	17

Robust financial ratios

27

NOTES

GROWTH PROJECTS

KUMBA RESOURCES

Iron Ore	Sishen expansion project (SEP)
	Sishen South
	Thabazimbi project
	Faleme (Senegal)
Coal	Matimba Brownfields
	Inyanda Coal JV (RBCT Phase V)
	Moranbah South (Australia)
Mineral Sands	Fairbreeze
	Dongara (Australia)
	Toliara Sands (Madagascar)
Base Metals	Chifeng expansion with NFC
AlloyStream™	Joint Venture with Samancor

Advancing growth prospects

29

NOTES

OUTLOOK

KUMBA RESOURCES

- Benefit from buoyant zinc market, higher contract prices on iron ore and thermal coal
- Rand expected to remain at current levels, but with significant volatility
- Recommissioning of Furnace 1, Ticor SA
- GG6 plant will start contributing
- Further empowerment transaction costs

Against this background, Kumba should deliver stronger results in the second half.

Unbundling and listing of Kumba Iron Ore and creation of Exxaro will significantly change the structure in second half.

Delivering strong results

NOTES

REVENUE CONTRIBUTION

KUMBA RESOURCES


1H06
1%
14%
13%
17%
55%
1H05
9%
1%
17%
20%
53%
Iron Ore
Coal
Mineral Sands
Base Metals
Industrial Minerals & other

32

NOTES

EBIT CONTRIBUTION

KUMBA RESOURCES



1H06
8%
<1%
5%
12%
75%
1H05
11%
1% 1%
18%
69%
Iron Ore
Mineral Sands
Industrial Minerals
Coal
Base Metals

1H06 calculated before impairment

NOTES

IRON ORE PHYSICAL INFORMATION

KUMBA RESOURCES



Production volumes
Mt
18
16
14
12
10
8
6
4
2
0
1H04
2H04
1H05
2H05
1H06
Sishen
Thabazimbi



Sales volumes
Mt
18
16
14
12
10
8
6
4
2
0
1H04
2H04
1H05
2H05
1H06
Exports
Local

34

NOTES

COAL PHYSICAL INFORMATION

KUMBA RESOURCES



Production volumes
Mt
11
10
9
8
7
6
5
1H04
2H04
1H05
2H05
1H06
Grootegeluk
Leeuwpan
Tshikondeni



Sales volumes
Mt
12
10
8
6
4
2
0
1H04
2H04
1H05
2H05
1H06
Eskom
Domestic
Export

35

NOTES

DEPRECIATION AND AMORTISATION PER SEGMENT

KUMBA RESOURCES

R million	1H06	1H05
Iron Ore	138	114
Coal	86	72
Mineral Sands	156	152
Base Metals	34	26
Industrial Minerals	4	3
Corporate	5	2
Total	423	369

NOTES

CAPITAL EXPENDITURE

KUMBA RESOURCES

R million	1H06	1H05
Sustaining and environmental	276	164
Expansion		
◦ Iron Ore	414	23
◦ Coal	140	92
◦ Mineral Sands	17	18
◦ Base Metals	4	1
◦ Industrial Minerals and other	10	1
	861	299

37

NOTES

DEBT STRUCTURE

KUMBA RESOURCES

R million	Drawn	Undrawn	Maturity profile	
Long term	**2 758**	**677**	2006	1 104
Corporate	1 188	356	2007	449
Heavy Minerals project finance	1 030		2008	137
Ticor Australia	540	321	2009	159
Short term	**58**		After 2009	909
Total debt	**2 816**			2 758
Cash and cash equivalents	**(1 335)**			
Net debt	**1 481**			

NOTES

PROJECT DETAILS

KUMBA RESOURCES

	Scope	Estimated Capex	Approval date	Estimated start-up date
Sishen Expansion Project (SEP)	10Mtpa	R3.60bn	Feb 2005	Q2 2007
SEP (expanded)	3Mtpa	R1.17bn	Jul 2006	2009
Sishen South - phase 1	3Mtpa	R999m		Q4 2007
Thabazimbi project	3.2Mtpa	R1.95bn		
Faleme (Senegal)	12Mtpa	US$950m		2011

NOTES

PROJECT DETAILS

KUMBA RESOURCES

	Scope	Estimated Capex	Approval date	Estimated start-up date
GG6 Phase 1	750ktpa	R323m	Feb 2005	Q3 2006
Char project - Grootegeluk	160ktpa	R210m	Aug 2005	Q3 2007
Inyanda Coal JV*	1Mtpa	R216m		Q2 2008
Moranbah South (Australia)*	3.5Mtpa	A$480m		Q2 2009
Matimba Brownfields	7.3Mtpa			Q3 2010
Fairbreeze	300ktpa**	R645m	May 2006	Q3 2008
Dongara (Australia)*	200ktpa**	A$41m		2009
Toliara Sands (Madagascar)	560ktpa**	US$127m		Q3 2009
Chifeng expansion (phase 3)*	60ktpa		May 2005	Q1 2007

* For 100% of the project
** Crude ilmenite

NOTES

SALIENT DATES

KUMBA RESOURCES

Last day to trade cum dividend	1 September 2006
Shares trade ex dividend	4 September 2006
Record date	8 September 2006
Payment date	11 September 2006

NOTES